Exhibit 77(i)

Terms of New or Amended Securities

At the March 22, 2012 Board Meeting, the Board of Directors of ING Variable Portfolios, Inc. (“IVPI”) approved the renewal of the 12b-1Plan fee waiver letter agreements under which ING Investments Distributor (“IID”) waives a portion of its fees with respect to certain share classes of series of IVPI. The 12b-1Plan fee waiver letter agreements provide that IID will waive an amount equal to 0.01% per annum on the average daily net assets attributable to Adviser Class shares of ING International Index Portfolio and 0.10% per annum on the average daily net assets attributable to Service 2 Class shares. The 12b-1Plan fee waiver letter agreements were renewed for an additional one-year period through May 1, 2013.